Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

June 9, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 9, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Forafric Global PLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Share, nominal value $0.001 per share
Warrants, each warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi